UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934




      BIO-RESPONSE, INC. (now known as Liberty Group Holdings Corporation)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   530550 10 2
                                 (CUSIP Number)

Mr. Barry L. Hawk                                 David Lubin, Esq.
c/o  Liberty Group Holdings, Inc.                 Herrick, Feinstein LLP
11 52nd Street                                    2 Park Avenue
Brooklyn, New York 11232                          New York,  New  York 10016
(718) 492-0793                                    (212) 592-1400

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box .

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP No. 530550 10 2                  13D                   Page 2  of 4  Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Willow Road Trust (the "Trust")

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     00

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

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               7    SOLE VOTING POWER

  NUMBER OF         900,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         900,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     900,000 shares of Issuer Common Stock

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.12

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14   TYPE OF REPORTING PERSON*

     00

--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 530550 10 2                  13D                   Page 3  of 4  Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

          Common Stock, par value $.004 per share
          Bio-Response, Inc. (now known as Liberty Group Holdings, Inc.) 11 52nd Street
          Brooklyn, New York 11232

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  Willow Road Trust

     (b)  638 Willow Road
          West Hempstead, NY 11232

     (c)  N/A

     (d)  N/A

     (e)  N/A

     (f)  United States of America

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

          N/A

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

               As of November 23, 1999, the issuer consummated a merger with Liberty Group Holdings Corporation, a Delaware corporation ("Liberty"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Liberty and BR Acquisition Corp., a Delaware corporation, a wholly owned subsidiary of the Issuer.

               Under the terms of the Merger Agreement, the Issuer exchanged shares of Common stock for all of the outstanding shares of Liberty capital stock.

               (a) - (j) The undersigned has no plans or proposals which would result in any of the actions enumerated in Item 4(a) through (j) of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

          (g) The Trust is the owner of 900,000 shares of Issuer Common Stock, which shares represent 14.12% of the total outstanding shares of Issuer Common Stock as of November 23, 1999. The total number of outstanding shares includes those shares issued in connection with the Merger.

          (h) Barry L. Hawk and Lisa Hawk, the Trustees of the Trust, have the sole power to vote or direct the vote of the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

          Merger Agreement among Liberty Group Holdings, Inc., BR Acquisition Corp. and Liberty Food Group, Ltd., dated November 23, 1999*














-------------------------------
     * Included as Exhibit to the Issuer's Current Report on Form 8- K, filed November 26, 1999.



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

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      November 23, 1999
     -------------------                    ----------------------------
           Date                               Barry L. Hawk, Trustee*
















-------------------------------
     *The Trustee executes this Schedule 13D solely in his fiduciary capacity as trustee of the Trust named herein, and recourse against the Trust shall be limited solely to the assets of the Trust and no recourse shall be had against the trustee thereof.




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).